

SI   18001339

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FEB 27 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-50200

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2017___AND ENDING___December 31, 2017___

                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Principal Funds Distributor, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

711 High Street
_____
(No. and Street)

Des Moines   IA   50392-0200
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Scholten   515-362-1453
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
_____
(Name – if individual, state last, first, middle name)

801 Grand Avenue, Suite 3000   Des Moines   IA   50309
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    (X) Certified Public Accountant

    ( ) Public Accountant

    ( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

FINANCIAL STATEMENTS AND SUPPLEMENTAL
INFORMATION

Principal Funds Distributor, Inc.
Year Ended December 31, 2017
With Report and Supplemental Report of
Independent Registered Public Accounting Firm

OATH OR AFFIRMATION

I, Michael J. Scholten, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Principal Funds Distributor, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Chief Financial Officer

_____
Notary Public

This report ** contains (check all applicable boxes):
(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous Audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Principal Funds Distributor, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2017

Contents



EY
Building a better
working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Principal Funds Distributor, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Principal Funds Distributor, Inc. (the Company) as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2006.
February 26, 2018

1

Principal Funds Distributor, Inc.

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	47,609,959
Receivables from:		
Affiliates		12,965,464
Others		128,396
Total receivables		13,093,860
Deferred sales commissions		5,434,075
Income tax receivable under tax allocation agreement		15,509,431
Net deferred income tax asset		6,045,333
Furniture and leasehold improvements,		
net of accumulated depreciation of $255,170		1,358,688
Other assets		251,942
Total assets	$	89,303,288

Liabilities and stockholder's equity

Liabilities:		
Accounts payable and accrued expenses	$	19,699,412
Payables to:		
Principal Life Insurance Company		16,140,520
Other affiliates		4,321,675
Total liabilities		40,161,607
Stockholder's equity:		
Common stock, $10 par value – authorized, 10,000		
shares; issued and outstanding, 10,000 shares		100,000
Additional paid-in capital		677,155,036
Accumulated deficit		(628,113,355)
Total stockholder's equity		49,141,681
Total liabilities and stockholder's equity	$	89,303,288

See accompanying notes.

Principal Funds Distributor, Inc.

Statement of Operations

Year ended December 31, 2017

Revenues

Distribution fees (12b-1 fees)	$	152,820,978
Underwriting fees		3,847,220
Contingent deferred sales charges		2,076,388
Other revenue		408,095
Total revenues		159,152,681

Expenses

Distribution expenses (12b-1 fees)		144,437,829
Compensation and related expenses		57,587,032
Amortization of deferred sales commissions		13,065,770
General and administrative expenses		51,706,464
Computer Software Development Costs		399,951
Total expenses		267,197,046
Loss before income tax benefit		(108,044,365)
Income tax benefit		43,636,712
Net loss	$	(64,407,653)

See accompanying notes.

Principal Funds Distributor, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-In Capital		Accumulated Deficit		Total Stockholder's Equity
Balance at January 1, 2017	$ 100,000	$	615,260,423	$	(563,542,429)	$	51,817,994
Net loss	–		–		(64,407,653)		(64,407,653)
Capital contributions in the form of forgiveness of allocated stock-based compensation expense	–		1,894,613		–		1,894,613
Equity distribution in the form of common stock to employees	–		–		(163,273)		(163,273)
Capital contributions from Principal Global Investors Holding Company US LLC	–		60,000,000		–		60,000,000
Balance at December 31, 2017	$ 100,000	$	677,155,036	$	(628,113,355)	$	49,141,681

See accompanying notes.

Principal Funds Distributor, Inc.

Statement of Cash Flows

Year ended December 31, 2017

Operating activities		
Net loss	$	(64,407,653)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales commissions		13,065,770
Allocation of stock-based compensation		1,894,613
Equity distribution in the form of common stock to employees		(163,273)
Deferred income taxes, net		337,039
Depreciation		255,170
Sales commissions deferred		(11,487,963)
Changes in operating assets and liabilities:		
Income tax receivable under tax allocation agreement		(3,621,924)
Receivables from affiliates		66,664
Other receivables		64,847
Capitalized computer software development costs		399,952
Other assets		193,986
Accounts payable and accrued expenses		2,361,145
Payable to Principal Life Insurance Company		995,431
Payable to other affiliates		299,023
Net cash used in operating activities		(59,747,173)
Investing activities		
Purchase of furniture and leasehold improvements		(1,613,858)
Net cash used in investing activities		(1,613,858)
Financing activities		
Capital contributions from Principal Global Investors Holding Company US LLC		60,000,000
Net cash provided by financing activities		60,000,000
Net decrease in cash and cash equivalents		(1,361,031)
Cash and cash equivalents at beginning of year		48,970,990
Cash and cash equivalents at end of year	$	47,609,959

See accompanying notes.

Principal Funds Distributor, Inc.

Notes to Financial Statements

December 31, 2017

1. Organization and Nature of Business

Principal Funds Distributor, Inc. ("the Company") is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the State of Washington and is a wholly owned subsidiary of Principal Global Investors Holding Company US LLC ("PGIHC US"). PGIHC US is a wholly owned subsidiary of Principal Financial Services, Inc. ("PFSI"), which is a wholly owned subsidiary of Principal Financial Group, Inc. ("PFG"). The Company serves as the principal contracted distributor of the Principal Mutual Funds ("the Funds"). The Company does not receive or hold funds of subscribers or securities of issuers and does not hold customer funds or securities. Main sources of revenue include distribution and underwriting fees earned for providing services to the Funds.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's cash equivalents include demand deposits, and short-term pooled funds. The Company holds its cash in bank accounts with balances in excess of the Federal Deposit Insurance Corporation deposit insurance limits. The Company has an arrangement whereby its short-term funds are pooled with the funds of other affiliates and invested by PFSI, an affiliate. The Company has access to these funds at any time and is credited with interest based on the 30-day LIBOR index.

Revenue Recognition

The majority of the Company's revenues are derived from services provided to the Funds. The Company receives 12b-1 fees from each fund based on a percentage of the Fund's average net assets. Such fees are booked as revenues as they are earned. Additionally, the Company pays to the selling broker-dealers a portion of these fees. Such fees are booked as expense in the month they are earned.

Principal Funds Distributor, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Deferred Sales Commission

Commission costs related to sales of Class C and certain Class A shares are capitalized and amortized over each Class's contingent deferred sales charge period as stated in the Funds' prospectus. Deferred sales commissions related to Class C and certain Class A shares are amortized over a period of 12 months using the straight-line method. Such Class A commissions are those associated with payments made when the customer is not required to pay a load, typically for Class A share purchases of $500,000 or more.

Capitalized Computer Software

Applicable internally developed, purchased or leased internal use software costs that exceed set thresholds are capitalized. The capitalization period covers the span of time from the design of the chosen alternative, through coding, testing, and putting a project into production. Capitalization ends when the software is ready for its intended use. Amortization begins when the software is ready for its intended use, and is amortized over the life of the software. For GAAP reporting purposes, an estimated useful life of four years is used. As of December 31, 2017, the Company fully amortized its capitalized computer software of $3,182,995.

Furniture and Leasehold Improvements

Furniture and leasehold improvements are recorded at cost, less allowance for accumulated depreciation. Depreciation of furniture is computed using the straight-line method over the estimated useful lives of the assets, which is 10 years. Leasehold improvements are amortized on a straight-line basis over the life of the lease.

Furniture	$ 870,347
Leasehold Improvements	743,511
Total	1,613,858
Accumulated depreciation and amortization	(255,170)
	$ 1,358,688

Principal Funds Distributor, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Future Adoption of New Accounting Pronouncements

Revenue recognition, date of adoption: January 1, 2018

The authoritative guidance replaces all general and most industry specific revenue recognition guidance currently prescribed by U.S. GAAP. The core principle is that an entity recognizes revenue to reflect the transfer of a promised good or service to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for that good or service. This guidance also provides clarification on when an entity is a principal or agent in a transaction. In addition, the guidance updates the accounting for certain costs associated with obtaining and fulfilling a customer contract.

This guidance will be adopted using the modified retrospective application. Our evaluation process is complete and included, but was not limited to, identifying contracts within the scope of the guidance, reviewing and documenting our accounting for these contracts, identifying and determining the accounting for any related contract costs, and preparing the required financial statement disclosures. We did not identify material changes in the timing of our revenue recognition or financial statement changes related to contract costs.

Leases, date of adoption: January 1, 2019

This authoritative guidance requires lessee recognition of lease assets and lease liabilities on the balance sheet. The concept of an operating lease, where the lease assets and liabilities are off balance sheet, is eliminated under the new guidance. For lessors, the guidance modifies lease classification criteria and accounting for certain types of leases. Other key aspects of the guidance relate to the removal of the current real estate-specific guidance and new presentation and disclosure requirements. Lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach which includes certain optional practical expedients that may be elected. Early adoption is permitted.

Our evaluation process includes, but is not limited to, identifying our leases that are within the scope of the guidance, reviewing and documenting our accounting for these contracts, assessing system and process changes and determining disclosure impacts. We are currently evaluating other impacts this guidance will have on our consolidated financial statements.

When we adopt new accounting standards, we have a process in place to perform a thorough review of the pronouncement, identify the financial statement and system impacts, and create an implementation plan among our impacted business units to ensure we are compliant with the

Principal Funds Distributor, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

pronouncement on the date of adoption. This includes having effective processes and controls in place to support the reported amounts. Each of the standards listed above is in varying stages in our implementation process based on its issuance and adoption dates. The revenue recognition guidance was implemented on January 1, 2018 and we are on track to implement the leases guidance by the respective effective date.

Federal and State Taxes on Income

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws.

The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Subsequent Events

The Company's management has evaluated all subsequent events through the date the financial statements were issued.

3. Related-Party Transactions

As set forth in the Statements of Operations, the Company receives distribution (Rule 12b-1) fees from the Funds. Substantially all revenue recorded by the Company is for services provided to the Funds. Pursuant to the terms of agreements approved by the Funds' shareholders under the provisions of Rule 12b-1 of the Investment Company Act of 1940, the Company receives 12b-1 fees from each fund based on a stipulated percentage of the Fund's average net assets. Receivables from the Funds related to these services totaled $12,965,464 at December 31, 2017. Additionally, the Company pays to selling broker-dealers a portion of these fees. Fees received under the provisions of Rule 12b-1 are listed as distribution fees and fees paid to selling broker dealers are listed as distribution expenses. The Company is affiliated with Principal Securities, Inc. ("PSI") through common ownership and management. Distribution expenses paid to PSI for the sale of shares of the Funds totaled $50,276,094 for the year ended December 31, 2017.

Principal Funds Distributor, Inc.

Notes to Financial Statements (continued)

3. Related-Party Transactions (continued)

The Company has entered into an expense reimbursement agreement with Principal Life Insurance Company ("PLIC"). PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC for the year ended December 31, 2017 were $177,552,138.

PFG has allocated the expenses associated with its stock-based compensation plans to each of its subsidiaries, with the allocation aggregating $1,894,613 to the Company for the year ended December 31, 2017. As PFG has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

The Company receives capital infusions from its parent company to ensure compliance with regulatory capital requirements. Capital infusions totaled $60,000,000 for the year ended December 31, 2017.

4. Leases

As of December 31, 2017, future minimum rentals under operating leases for office space that have initial or non-cancelable lease terms in excess of one year are as follows:

2017	$ 512,843
2018	512,843
2019	512,843
2020	512,843
Thereafter	256,423
	$ 2,307,795

Rent expense for 2017 totaled $755,374.

5. Income Taxes

The Company's taxable income or loss is generally included in the consolidated income tax return filed by PFG, the Company's ultimate parent. If instead of preparing its financial statements as a tax division of PFG, the Company were to follow a separate taxpayer approach, the financial statements may be impacted with the most significant impact being the Company may not be able to realize the full benefit of its state NOL.

Principal Funds Distributor, Inc.

Notes to Financial Statements (continued)

5. Income Taxes (continued)

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. The Company received tax reimbursements from PFG of $40,351,827 during 2017. The Company's tax receivable balance is due from PFG.

Our income tax expense was as follows for the year ended December 31, 2017:

Current income taxes (benefits):	
U.S. federal	$ (33,261,677)
State	(10,712,074)
Total current income taxes (benefits)	(43,973,751)
Deferred income taxes (benefits):	
U.S. federal	(2,299,096)
State	2,636,135
Deferred income taxes (benefits)	337,039
Total income taxes (benefits)	$ (43,636,712)

Effective Income Tax Rate

The Company's provision for income taxes may not have the customary relationship of taxes to income. A reconciliation between the U.S. corporate income tax rate and the effective income tax rate is as follows for the year ended December 31, 2017:

U.S. corporate income tax rate	35.0%
State tax	4.8
Impact of the Tax Cuts and Jobs Act	0.7
Employee benefits and related items	0.2
Nondeductible meals and entertainment	(0.3)
Effective income tax rate	40.4%

5. Income Taxes (continued)

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2017 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2017.

We do not believe there is a reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

Net Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax balances as of December 31, 2017, were remeasured as a result of the "Tax Cuts and Jobs Act" reducing the U.S. statutory tax rate from 35% to 21% effective January 1, 2018. This was because the new rate is applicable to the reversal of cumulative temporary differences thereafter. The effects of tax legislation are recognized in the period of enactment. The effects of the U.S. tax reform were reflected in the 2017 financial statements as determined or as reasonably estimated provisional amounts based on available information subject to interpretation in accordance with the SEC's Staff Accounting Bulletin No 118 ("SAB 118"). SAB 118 provides guidance on accounting for the effects of the U.S. tax reform where our determinations are incomplete but we are able to determine a reasonable estimate. A final determination is required to be made within a measurement period not to extend beyond one year from the enactment date of the U.S. tax reform. The provisional amount applies in regard to other potential technical interpretations of accounting and taxing authorities related to elements of the U.S. tax reform subject to change. Significant components of net deferred income taxes were as follows:

Principal Funds Distributor, Inc.

Notes to Financial Statements (continued)

5. Income Taxes (continued)

Deferred income tax assets:		
State net operating loss	$	5,588,339
Stock compensation		542,084
Deferred compensation		1,351,029
Other deferred income tax assets		117,301
Total deferred income tax assets		7,598,753
Deferred income tax liabilities:		
Deferred sales commissions		(1,484,589)
Prepaid expenses		(68,831)
Total deferred income tax liabilities		(1,553,420)
Total net deferred income tax assets	$	6,045,333

As of December 31, 2017, state net operating loss carryforwards were $58.9 million and will expire between 2021 and 2035. In management's judgment, total deferred income tax assets are more likely than not to be realized.

Other Tax Information

Principal filed claims for refund for tax years 2006 through 2008 in 2015 and tax year 2012 in 2016. The IRS commenced audit of Principal's federal income tax return for 2009 during the fourth quarter of 2011, for 2010 during the first quarter of 2012, 2011 during the first quarter of 2013, and 2012 in the third quarter of 2015. The U.S. federal statute of limitations expired for years prior to 2009, except for pending audit issues. The statute was extended until June 30, 2018 for 2009 through 2012, has expired for 2013, and remains open for years thereafter. The ultimate settlement of earlier tax years can be adjusted into subsequent tax years regardless of statute status. Principal and the Company do not expect the results of these audits, subsequent related adjustments or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefit, but the outcome of the tax reviews is uncertain and unforeseen results can occur.

6. Contingencies

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of

6. Contingencies (continued)

the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the Securities and Exchange Commission (SEC), FINRA and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

7. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. At December 31, 2017, the Company had net capital of $15,612,715, which was $15,362,715 in excess of its required minimum net capital of $250,000.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

Supplemental Information

Principal Funds Distributor, Inc.

Schedule I – Computation of Net Capital
Under SEC Rule 15c3-1

December 31, 2017

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition		$49,141,681
2. Deduct ownership equity not allowable for Net Capital		–
3. Total ownership equity qualified for Net Capital		49,141,681
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other (deductions) or allowable credits		–
5. Total capital and allowable subordinated liabilities		49,141,681
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$33,528,966	
B. Secured demand note deficiency	–	
C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
D. Other deductions and/or charges	–	(33,528,966)
7. Other additions and/or allowable credits		–
8. Net Capital before haircuts on securities positions		$15,612,715
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	–	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	–	
3. Options	–	
4. Other securities	–	
D. Undue concentration	–	
E. Other	–	–
10. Net Capital		$15,612,715

Principal Funds Distributor, Inc.

Schedule I – Computation of Net Capital
Under SEC Rule 15c3-1

December 31, 2017

Computation of Alternate Net Capital Requirement

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ —
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
24.	Net capital requirement (greater of line 22 or 23)	250,000
25.	Excess net capital (line 10 less 24)	15,362,715
26.	Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	15,312,715

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

  1. Minimum dollar net capital requirement, or

  2. 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Principal Funds Distributor, Inc.

Schedule I – Computation of Net Capital
Under SEC Rule 15c3-1

December 31, 2017

There were no differences between the computation of net capital under Rule 15c3-1, which is included in this audited report, and the computation of net capital in the Company's corresponding unaudited Focus Report (Form X-17A-5, Part IIA) filing submitted to FINRA as of December 31, 2017.

Principal Funds Distributor, Inc.

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2017

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)   X

B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained   _____

C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: _____

D. (k)(3) – Exempted by order of the Commission   _____

Principal Funds Distributor, Inc.

Schedule III – Information Relating to the Possession or
Control Requirements Under Rule 15c3-3

December 31, 2017

The Company is exempt from SEC Rule 15c3-3 as it relates to the possession and control
requirements under paragraph (k)(1) of that Rule.



EY
Building a better
working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Principal Funds Distributor, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Principal Funds Distributor, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.
    a. **No findings were found as a result of applying the procedure.**

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2017.
    a. **No findings were found as a result of applying the procedure.**

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.
    a. **No findings were found as a result of applying the procedure.**

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.
    a. **No findings were found as a result of applying the procedure.**

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.
    a. **No findings were found as a result of applying the procedures.**

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Principal Distributors Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.


Building a better working world

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2018



EY

**Building a better
working world**

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Principal Funds Distributor, Inc.

We have reviewed management's statements, included in the accompanying Principal Funds Distributors, Inc. Exemption Report, in which (1) Principal Funds Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2018



Principal Funds Distributor, Inc. Exemption Report

Principal Funds Distributor, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(1) – Limited business (mutual fund and/or variable annuity only).

(2) The Company met the identified exemption provisions in 17 C.F.R. 240 15c3-3 (k) throughout the period from January 1, 2017 to December 31, 2017.

Principal Funds Distributor, Inc.

I, Michael Scholten, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: Chief Financial Officer Principal Funds Distributor, Inc.

February 26, 2018



SEC
Mail Processing
Section

FEB 2 7 2018

Washington DC
415

February 26, 2018

TO: Securities & Exchange Commission

FROM: Principal Fund Distributor, Inc.

RE: Audited Financial Statement as of December 31, 2017

Please find enclosed Principal Fund Distributor, Inc. audited financial statements as of December 31, 2017.

Sincerely,

Sean Clines
Principal Fund Distributor, Inc.
(515)362-0839